UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC
No Act
P.E. 1-8-07

07044154

March 12, 2007

J. Anthony Terrell
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019-6092

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/12/2007

Re: Avista Corporation
Incoming letter dated January 8, 2007

Dear Mr. Terrell:

This is in response to your letter dated January 8, 2007 concerning the shareholder proposal submitted to Avista by Donald K. Barbieri. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Donald K. Barbieri
Chairman of the Board
Red Lion Hotels Corporation
RLH Building
201 W. North River Drive
Suite 370
Spokane, WA 99201

DEWEY BALLANTINE LLP

1301 AVENUE OF THE AMERICAS
NEW YORK 10019-6092
TEL 212 259-8000 FAX 212 259-6333

January 8, 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Avista Corporation
File No. 1-3701
Shareholder Proposal of Mr. Donald K. Barbieri

Ladies and Gentlemen:

We are counsel to Avista Corporation, a Washington corporation ("Avista" or the "Company"). On November 30, 2006, Avista received a proposed shareholder resolution (together with preamble and supporting statement, the "Proposal") from Mr. Donald K. Barbieri, an individual shareholder residing in Spokane, Washington (the "Proponent"), for inclusion in the Company's proxy soliciting materials (the "2007 Proxy Statement") relating to the Company's Annual Meeting of Shareholders to be held May 10, 2007.

Avista is a public utility company that provides electric service in eastern Washington and northern Idaho and natural gas service in eastern Washington, northern Idaho and northeast and southwest Oregon. The Company's utility assets are located in the foregoing areas and in Montana. Avista's common stock is listed on the New York Stock Exchange. Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 2005.

On behalf of Avista, we hereby notify the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") of Avista's intention to exclude the Proposal from its 2007 Proxy Statement on the bases set forth below. We respectfully request that the staff of the Division (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2007 Proxy Statement.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing six copies of this letter and the exhibits hereto. One copy of this letter and the exhibits hereto, are being simultaneously sent by overnight delivery to the Proponent.

We are enclosing as Exhibit A to this letter copies of all correspondence between the Company and the Proponent.

I. The Proposal

Set forth below is the text of the Proposal:

RESOLVED, that shareholders request the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the impact on the company of certain dams, and that this study should expressly include an evaluation of the company's assets that affect Spokane Falls.

In November the voters of Washington state approved Initiative 937 requiring by 2020 that 15% of the electricity from Washington's utilities comes from renewable energy sources, such as wind and solar, and help homeowners and businesses save on energy bills by assuring energy efficiency.

Therefore it is timely for Avista to relook at its dams as part of its energy-producing portfolio.

Washington Water Power (now Avista) built six dams on the Spokane River. These dams helped power the region's growth and economy. These dams are relics, some nearly a century old. These six dams present ongoing costs. In 1908 Avista's first dam (Little Falls) extirpated the Spokane River's fabled salmon runs.

Today Avista's dams aggravate problems facing the Spokane River: impounding water and disrupting river flows, worsening oxygen depletion and risk of fish kills and algae blooms, and blocking the return of salmon. New sewage treatment plants will cost hundreds of millions of dollars in part to mitigate for water pollution problems worsened by dams.

Some of the dams' most damaging aesthetic impacts center on the waterfalls in the City of Spokane. Spokane Falls anchor the scenic beauty of Spokane, drawing visitors and abidingly impressing residents. Yet during the dry summers months, Avista turns off the waterfalls to generate power at an upstream dam. Of note, the power generated is small, less than 1% of Avista's total.

Elsewhere, Avista's other dams pose environmental and social costs. Americans generally, and American investors in particular are growing increasingly sensitive about the sustainability of enterprise. Some of Avista's largest investors, such as Morgan Stanley, retain staff to observe the sustainability of their portfolio. Morgan Stanley offers the KLD Social Index fund. Vanguard offers the Calvert Social Index Fund. This fund does not hold Avista.

Naturally, shareholder interest in the public license to operate Avista's dams may be affected by its stewardship of the highly visible Spokane falls. I believe that the choice to favor the generation of power over the environmental reputation of the company merits careful review worthy of shareholder consideration. A report can make clear if our company is, indeed, externalizing environmental costs, asking citizens of the watersheds to subsidize Avista investors. The report should explore exactly how much is at stake with each dam. If certain dams mean little profit to Avista, but cost much to the community, then responsible investors may wish to redirect certain operations.

Therefore, I urge support for this resolution.

II. Reasons for Excluding the Proposal

Avista believes that the Proposal may properly be omitted from its 2007 Proxy Statement pursuant to Rule 14a-8(i)(7) under the Exchange Act as falling within a company's ordinary business operations. In addition, the Proposal is excludable under Rule 14a-8(i)(10) because it has already been substantially implemented. The Proposal is also excludable under Rule 14a-8(i)(4) as a matter of the Proponent's personal interest. Finally, the Proposal is excludable under Rule 14a-8(i)(3) since it violates Rule 14a-9.

A. The Proposal may be omitted pursuant to Rule 14a-8(i)(7) - *"Management Functions."*

Rule 14a-8(i)(7) permits the omission of a shareholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations."

The Company's electric utility business consists primarily of the generation, transmission and distribution of electric energy, as well as wholesale purchases and sales of electric energy. The Company owns both hydroelectric and thermal generating facilities, having total net present capabilities of 979.7 megawatts ("Mw") and 820.5 Mw, respectively, for a total of 1800.2 Mw. The hydroelectric resources consist of six projects on the Spokane River (the "Spokane River Dams"), having a total net present capability of 191.7 Mw, and two projects on the Clark Fork River, having a total net present capability of 788 Mw.

The Company is not choosing the generation of power over the environmental reputation of the company, as stated by the Proponent. The Company is very much concerned with protecting the environment. However, the Company, as a regulated public utility company, has an obligation under the law to serve its customers and to ensure that its facilities are adequate to do so. It is clear that the management and maintenance of its facilities, to best enable the Company to perform its obligation to serve, is within the purview of ordinary business operations. Minimizing any adverse impact on the environment, in a manner not inconsistent with the obligation to serve or the best interests of the Company's shareholders, is also properly the function of the Board of Directors and management of the Company.

The Staff has consistently agreed that shareholder proposals that fall within the scope of ordinary business operations may be omitted from proxy statements. *See Bank of America Corporation* (available December 14, 2006) (shareholder proposal to amend governance documents to make annual shareholder meeting take place on a Friday, Saturday, or Monday); *Walt Disney Company* (available November 15, 2005) (proposal that shareholders with at least 100 shares get discounts when they purchase Disney products, attend Disney entertainment offerings and visit Disney properties); *Comcast Corporation* (available August 31, 2005) (proposal that holders of at least 100 shares of stock be given a discount on Comcast cable TV, Hi-speed Internet, or both); *General Motors Corporation* (available March 30, 2005) (proposal recommending that the board publish an annual report entitled "Scientific Report on Global

Warming/Cooling" that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling); *Morgan Stanley* (available December 23, 2002) (proposal requesting that the board adopt a policy that affirms that the corporation will not sponsor or contribute to non-profit organizations that violate their industry's code of ethics . . . and that the Board would discontinue any support for National Public Radio).

The foregoing, however, does not end the inquiry. Shareholder proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable, because the Proposals would transcend the day-to-day business matters . . . ." Exchange Act Release No. 40018 (May 21, 1998). In Staff Legal Bulletin No. 14C, the staff explained its method for determining whether a Proposal addressing environmental or public health concerns focuses on significant social policy issues.

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk. To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Staff Legal Bulletin No. 14C (June 28, 2005).

The Proposal falls within the first category described by the staff by requesting a report on "the impact on the Company" of the Spokane River Dams, including an "evaluation" of these facilities and an exploration of "exactly how much is at stake with each dam", including measuring the profit to the Company versus the cost to the community from the operation of these facilities. The proposal implicitly seeks to place such considerations and analyses, at least with respect to the Spokane River Dams, in the hands of the shareholders, who lack the necessary information to make an informed decision. For this reason, we believe the Company may exclude the Proposal under Rule 14a-8(i)(7).

The Staff has not objected to the omission of similar shareholder proposals requesting a report on the benefits, costs, risks and/or liabilities associated with operations that may affect the environment. *See Hewlett-Packard Company* (available December 12, 2006) (shareholder proposal requesting the board to report on the development of Hewlett-Packard's policy concerning greenhouse gas emissions and the costs and benefits of the policy); *Newmont Mining Corp* (available January 12, 2006) (proposal requesting that management report on the company's operations in Indonesia particularly with respect to reputational and financial risks of such operations); *Walgreen Co.* (available Oct. 13, 2006) (proposal requesting that the board publish a report characterizing the extent to which the company's private label cosmetics and personal care product lines contain carcinogens, mutagens, reproductive toxicants, and chemicals, inter alia, persist in the environment); *Potlatch Corporation* (available Feb. 13, 2001) (proposal requesting a report that includes an assessment of environmental risks, such as those created by climate change).

For all of the foregoing reasons, it is the Company's position, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(7).

B. The Proposal may be omitted pursuant to Rule 14a-8(i)(10) - *"Substantially Implemented."*

Rule 14a-8(i)(10) permits the omission of a shareholder Proposal "if the company has already substantially implemented the proposal."

As an electric utility company in Washington and Idaho, the Company is regulated by the Washington Utilities and Transportation Commission (the "WUTC") and the Idaho Public Utilities Commission (the "IPUC"). The Company is required to file an Integrated Resource Plan ("IRP") every two years with both the WUTC and the IPUC. The IRP identifies a strategic resource portfolio that meets future electric load requirements, promotes environmental stewardship and meets the Company's obligation to provide reliable electric service to customers at rates and upon terms and conditions that are fair, just and reasonable and sufficient. The IRP includes an evaluation of the economic impacts of environmental regulations on all the Company's generating facilities, including the Spokane River Dams. All known costs and contingencies are factored into the preferred resource strategy in order to produce the best trade-off between cost and risk.

The IRP is prepared with the input and involvement of many stakeholders, including representatives of the staffs of the WUTC and the IPUC, customers regional planning groups (such as the Western Electricity Coordinating Council), industry and environmental experts and academics. The IRP is on file with the WUTC and the IPUC and is publicly available. While the IRP is required to be filed every two years, work on the preferred portfolio is performed on a continuing basis.

Under the Federal Power Act, the Company is required to have licenses from the Federal Energy Regulatory Commission (the "FERC") to operate its hydroelectric generating facilities, including the Spokane River Dams. The FERC considers the environmental impacts of the facilities when issuing licenses and requires environmental impacts to be mitigated as a condition of such issuance. The Company has furnished numerous reports and studies on various issues including water flows and water quality to the FERC in connection with the on-going proceedings for the relicensing of the Spokane River Dams. In addition, the Staff of the FERC has prepared a draft Environmental Impact Statement on the Company's facilities, and other reports have been prepared by environmental agencies of the States of Washington and Idaho. All of these reports and studies are on file at the FERC and are publicly available. The Proponent has been a participant in these proceedings.

In *ConAgra Foods, Inc.* (available June 6, 2006), the Staff recommended no action against ConAgra Foods, Inc. ("ConAgra") where the proposal asked the board to create a sustainability report, including a review of the company's policies and practices related to long-term social and environmental sustainability, where ConAgra had already published a Corporate Responsibility Report, which largely encompassed the details of proponent's request.

Thus, it is the Company's position, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(10).

C. The Proposal may be omitted pursuant to Rule 14a-8(i)(4) - *"Personal Grievance; Special Interest."*

Rule 14a-8(i)(4) permits the omission of a shareholder proposal if the proposal is "designed to . . . further a personal interest, which is not shared by other shareholders at large."

The Company's Common Stock, no par value ("Common Stock") is listed on the New York Stock Exchange, and its daily average trading volume for the year 2006 was 338,254 shares, as reported by Thomson One, a service of The Thomson Corporation. As shown on Exhibit B hereto, as of various dates substantially all in the third and fourth quarters of 2006 approximately 75% of the outstanding shares of Common Stock was held by large institutional investors throughout the United States. Thus, the percentage of outstanding shares held by individuals located anywhere near the Spokane River is not likely to be significant.

The Company believes that, while environmental matters in general could be of concern to many of the Company's shareholders, it is extremely unlikely that the shareholders at large, being widely dispersed throughout the United States, and possibly beyond, would have any special interest in the Spokane River and the dams located thereon.

It should be noted that the Proponent has various personal interests which he apparently believes are affected by the Spokane River Dams. The Proponent is the Chairman of the Board of Red Lion Hotels Corporation and there is a Red Lion Hotel in Spokane located on the north bank of the Spokane River. In addition, the Proponent is involved with a development company that is constructing a condominium project in Spokane located on the north bank of the Spokane River and is reported to have purchased one or more units himself. Finally, the Proponent has launched the "I Love the Spokane River Campaign", the stated purpose of which is the environmental protection of the Spokane River.

It is thus apparent that the Proponent's goal of causing the Company to cease or substantially reduce its use of the Spokane River Dams in order to enhance the "scenic beauty" of the City of Spokane is primarily for the Proponent's personal benefit and, in any event, would not appear to be of interest to the Company's shareholders generally. The Proposal reveals the Proponent's primary objective by stating:

> Some of the dams' most damaging aesthetic impacts center on the waterfalls in the City of Spokane. Spokane Falls anchor the scenic beauty of Spokane, drawing visitors and abidingly impressing residents. Yet during the dry summer months, Avista turns off the waterfalls to generate power at an upstream dam.

As the Commission has stated in Exchange Act Release 34-20091 (May 16, 1983), Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Furthermore, the Staff has also stated its view that shareholder proposals may not be used as a means to redress a personal grievance or special interest, "even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest." *See US West, Inc.* (December 2, 1998); *Station Casinos, Inc.* (October 15, 1997); *International Business Machines* (January 13, 1995); *Baroid Corporation* (February 8, 1993) and *Westinghouse Electric Corporation* (December 6, 1985).

Thus, while the Company shares the Proponent's appreciation of the natural beauty of the city of Spokane, it is the Company's position, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(4).

D. The Proposal may be omitted pursuant to Rule 14a-8(i)(3) - *"Violation of Proxy Rules."*

Rule 14a-8(i)(3) permits the omission of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules." This includes Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

The Staff has routinely permitted the exclusion of portions of a proposal that contain false or misleading statements, including statements that are vague, that inappropriately cast the proponent's opinions as statements of fact or that otherwise fail to appropriately document assertions of fact. *See, e.g., AT&T Wireless Services, Inc.* (available Feb. 11, 2004); *Anadarko Petroleum Corporation* (available Feb. 4, 2004); *Farmer Bros. Co.* (available Nov. 28, 2003); *Swift Transportation Co., Inc.* (available Apr. 1, 2003); *Weyerhaeuser Co.* (available Jan. 15, 2003); *Peoples Energy Corp.* (available Nov. 3, 2002); *Boeing Company* (available Mar. 8, 1976); *Phillips Petroleum Company* (available Feb. 27, 1975); *Long Island Lighting Company* (available March 1, 1974); *Staff Legal Bulletin No. 14* (Jul. 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"); and *Dyer v. Securities and Exchange Commission,* 287 F.2d 773 (8th Cir. 1961).

The following excerpts from Proponent's Proposal are undocumented assertions of fact:

(1) "In 1908 Avista's first dam (Little Falls) extirpated the Spokane River's fabled salmon runs."

(2) "New sewage treatment plants will cost hundreds of millions of dollars in part to mitigate for water pollution problems worsened by dams."

This statement is also false and misleading. The Company is aware of no connection between alleged increased water pollution and any alleged need for new sewage treatment plants.

(3) "Elsewhere, Avista's other dams pose environmental and social costs."

This statement is also misleading because, to some extent, all sources of electricity generation, of whatever type and by whomever owned, pose environmental or social costs.

(4) "Of note, the power generated is small, less than 1% of Avista's total."

This statement is also false and misleading. The percentage indicated (i.e. 1%) "of Avista's total" is not accurate, and it is not specific as to the denominator — i.e. total energy delivered (including purchased energy), total energy delivered to retail customers, total energy generated by Avista plants, total energy generated by Avista's hydroelectric plants, etc. In addition, the statement is misleading. While, the aggregate net capability of the Spokane River Dams is only 19.6% of the Company's total hydroelectric generating capability (or 10.6% of the Company's total net generating capability), in assessing the value of a generating resource its proximity to load centers and access to transmission facilities must also be taken into account.

(5) "I believe that the choice to favor the generation of power over the environmental reputation of the company merits careful review worthy of shareholder consideration."

This statement, which is nothing but an opinion stated as fact, is also false and misleading. The Company is not aware of what "choice" the Proponent is referring to.

(6) "Some of Avista's largest investors, such as Morgan Stanley, retain staff to observe the sustainability of their portfolio."

This statement is also vague and therefore misleading — the Company does not know what the term "sustainability," as applied to a portfolio, means and does not know what connection this might have to the Spokane River Dams.

(7) "American investors . . . are growing concerned with the sustainability of enterprise."

This statement is also vague and therefore misleading (possibly suggesting that the board is not thoroughly concerned with the "sustainability" of the Company). In addition, the Company does not know what the term "sustainability" as applied to the Company means and does not know what connection this might have to the Spokane River Dams.

Thus, it is the position of the Company, with which we concur, that the Proposal may be omitted under Rule 14a-8(i)(3), as being violative of Rule 14a-9, unless the Proponent revises the Proposal to eliminate or cure the defects noted above.

III. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff advise Avista that it will not recommend any enforcement action to the Commission if Avista excludes the Proposal from its 2007 Proxy Statement. We would be happy to provide you with any additional information and answer any questions that you may have regarding this matter. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (212) 259-7070 if I can be of any further assistance in this matter. In my absence, you may contact my partner, Michael F. Fitzpatrick, Jr., at (212) 259-6670 or my associate, Nigel Holder, at (212) 259-6674.

Very truly yours,

DEWEY BALLANTINE LLP, Counsel for
Avista Corporation

By: J. Anthony Terrell
J. Anthony Terrell

cc: Marian M. Durkin, Esq., Senior Vice President and General Counsel
Ms. Karen S. Feltes, Senior Vice President and Corporate Secretary
Mr. Donald Barbieri

Exhibit A

RED LION HOTELS
CORPORATION

Donald K. Barbieri
Chairman of the Board

November 30, 2006

Avista Corp.
Corporate Secretary
1411 E. Mission - MS18
P.O. Box 3727
Spokane, WA 99220-3727

Dear Corporate Secretary,

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule; intend to continue ownership of the requisite value through the forthcoming annual meeting in 2007, and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me by mail or email.

Your consideration is appreciated.

Sincerely,

Don Barbieri

Don Barbieri
201 W. North River Dr Suite 370
Spokane, WA 99201
509-951-9535 (mobile)
509-931-1701 (fax)
dkbarbieri@comcast.net

RESOLVED, that shareholders request the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, on the impact on the company of certain dams, and that this study should expressly include an evaluation of the company's assets that affect Spokane Falls.

In November the voters of Washington state approved Initiative 937 requiring by 2020 that 15% of the electricity from Washington's utilities comes from renewable energy sources, such as wind and solar, and help homeowners and businesses save on energy bills by assuring energy efficiency.

Therefore it is timely for Avista to relook at its dams as part of its energy-producing portfolio.

Washington Water Power (now Avista) built six dams on the Spokane River. These dams helped power the region's growth and economy. These dams are relics, some nearly a century old. These six dams present ongoing costs. In 1908 Avista's first dam (Little Falls) extirpated the Spokane River's fabled salmon runs.

Today Avista's dams aggravate problems facing the Spokane River: impounding water and disrupting river flows, worsening oxygen depletion and risk of fish kills and algae blooms, and blocking the return of salmon. New sewage treatment plants will cost hundreds of millions of dollars in part to mitigate for water pollution problems worsened by dams.

Some of the dams' most damaging aesthetic impacts center on the waterfalls in the City of Spokane. Spokane Falls anchor the scenic beauty of Spokane, drawing visitors and abidingly impressing residents. Yet during the dry summers months, Avista turns off the waterfalls to generate power at an upstream dam. Of note, the power generated is small, less than 1% of Avista's total.

Elsewhere, Avista's other dams pose environmental and social costs. Americans generally, and American investors in particular are growing increasingly sensitive about the sustainability of enterprise. Some of Avista's largest investors, such as Morgan Stanley, retain staff to observe the sustainability of their portfolio. Morgan Stanley offers the KLD Social Index fund. Vanguard offers the Calvert Social Index Fund. This fund does not hold Avista.

RLH Building • 201 W North River Drive • Suite 370 • Spokane WA 99201
dkbarbieri@ comcast.net • Mobile 509-951-9535 • Fax 509-931-1701

Avista Corp.
1411 E. Mission Ave. (MSC-10)
Spokane, WA 99202
Telephone (509) 495-4140
Facsimile (509) 495-8851

AVISTA Corp.

December 19, 2006

Don Barbieri
201 W. North River Dr., Suite 370
Spokane, WA 99201

Dear Don:

We received your shareholder proposal on December 1, 2006. As required by the Securities Exchange Act of 1934 Rule 14a-8 you stated that you have owned the requisite value of shares for the requisite time period and that you intend to continue ownership of the requisite value through the forthcoming annual meeting in 2007. You also stated that you would provide evidence of said ownership upon request.

At this time, we are requesting that the bank or broker who is the holder of your securities, submit a written statement to us to verify your ownership of the requisite shares.

Thank you.

Karen S. Feltes
Senior Vice President &
Corporate Secretary

Private Banking
and Investment Group

Collins-Larsen Group

601 W. Riverside Avenue
Suite 300
Spokane, Washington 99201
877 301 9395 T
509 458 4218 F

January 4. 2007

Mr. Don Barbieri
201 W. North River Dr., Suite 370
Spokane, WA 99201

Dear Don:

Pursuant to your request for verification of your ownership of Avista Corp. stock please see below for the details of said security:

2/1/2005 purchased 200 shares Avista Corp. (AVA) in your Merrill Lynch Direct Account

2/11/2005 transferred these 200 shares Avista Corp. (AVA) to your CMA-Sub Account in which you still hold the same 200 shares as of today 1/4/2007.

Please let me know if you have any questions or require any additional information.

Best regards,

Julie N. Kelsey
Assistant Vice President
Investment Associate

We are providing the above information as you requested. The information is provided as a service to you and is obtained from data we believe is accurate. However, Merrill Lynch considers your monthly statements to be the official documentation of all transactions.

AVISTA CORPORATION INSTITUTIONAL OWNERSHIP
(Information provided by IR Channel, a service of the Thomson Corporation)

EXHIBIT B

Rank	Investor Name	Current Position	% O/S	Equity Assets ($MM)	City	Position Date
1	Lord, Abbett & Co. LLC	4,612,200	8.87	77,191.59	Jersey City	26-Oct-06
2	Cascade Investment, L.L.C.	2,351,750	4.52	9,855.17	Kirkland	30-Aug-06
3	Barclays Global Investors, N.A.	2,333,700	4.49	706,883.69	San Francisco	29-Sep-06
4	Vanguard Group, Inc.	1,750,945	3.37	458,696.22	Malvern	29-Sep-06
5	LSV Asset Management	1,674,983	3.22	41,074.39	Chicago	28-Sep-06
6	Dimensional Fund Advisors, Inc.	1,317,700	2.53	85,627.32	Santa Monica	29-Nov-06
7	Goldman Sachs Asset Management (US)	1,312,900	2.53	138,173.78	New York	29-Nov-06
8	TCW Asset Management Company	1,171,500	2.25	52,711.08	Los Angeles	29-Nov-06
9	Fisher Investments	1,117,475	2.15	25,941.92	Woodside	29-Sep-06
10	IronBridge Capital Management, L.P.	1,024,000	1.97	3,877.12	Oakbrook Terrace	29-Nov-06
11	Renaissance Technologies Corp.	919,300	1.77	33,701.71	New York	29-Sep-06
12	Rothschild Asset Management, Inc.	916,500	1.76	4,628.88	New York	30-Oct-06
13	Batterymarch Financial Management, Inc.	865,600	1.66	18,574.54	Boston	30-Oct-06
14	State Street Global Advisors (US)	757,200	1.46	497,635.91	Boston	29-Nov-06
15	OppenheimerFunds, Inc.	732,640	1.41	118,086.01	New York	29-Sep-06
16	Morgan Stanley Investment Management Inc. (US)	725,900	1.4	78,899.33	New York	30-Oct-06
17	Donald Smith & Co., Inc.	690,000	1.33	3,409.76	New York	29-Sep-06
18	J.P. Morgan Investment Management Inc. (New York)	627,900	1.21	113,603.50	New York	30-Oct-06
19	College Retirement Equities Fund	576,291	1.11	159,664.36	New York	28-Sep-06
20	Teacher Retirement System of Texas	463,500	0.89	67,000.73	Austin	29-Sep-06
21	Kennedy Capital Management, Inc.	456,700	0.88	4,080.37	St. Louis	29-Nov-06
22	Stratton Management Company	400,000	0.77	1,909.95	Plymouth Meeting	31-Oct-06
23	California Public Employees' Retirement System	398,600	0.77	83,690.38	Sacramento	29-Sep-06
24	Putnam Investment Management, L.L.C.	389,400	0.75	104,509.92	Boston	30-Oct-06
25	First Trust Portfolios L.P.	372,100	0.72	3,263.82	Lisle	29-Nov-06
26	Clover Capital Management, Inc.	357,663	0.69	1,723.16	Rochester	29-Sep-06
27	Northern Trust Investments, N.A.	340,534	0.65	116,672.23	Chicago	28-Sep-06
28	New York State Teachers' Retirement System	311,400	0.6	50,971.82	Albany	29-Sep-06
29	Hoover Investment Management Co., LLC	304,400	0.59	1,547.29	San Francisco	30-Oct-06
30	Byram Capital Management, L.L.C.	286,400	0.55	804.91	Greenwich	29-Sep-06
31	Russell Investment Group (US)	273,462	0.53	43,695.16	Tacoma	29-Sep-06
32	JPMorgan Investment Advisors Inc.	267,006	0.51	26,936.15	Columbus	29-Sep-06

33	State Teachers Retirement System of Ohio	266,000	0.51	30,784.01	Columbus	29-Sep-06
34	Columbia Management Advisors, Inc.	265,800	0.51	113,526.64	Boston	29-Sep-06
35	New York Life Invt Mgmt Securities Investment	262,052	0.5	16,996.20	New York	29-Sep-06
36	UBS O'Connor, L.L.C.	231,513	0.45	4,323.65	Stamford	29-Sep-06
37	Bear Stearns Asset Management, Inc.	201,299	0.39	18,504.38	New York	29-Sep-06
38	Chicago Equity Partners, LLC	197,400	0.38	10,433.52	Chicago	29-Sep-06
39	Credit Suisse Securities (USA) LLC	186,703	0.36	68,352.47	New York	29-Sep-06
40	Deutsche Investment Management Americas, Inc.	186,700	0.36	51,069.92	New York	29-Nov-06
41	Eaton Vance Management, Inc.	185,000	0.36	40,870.95	Boston	28-Sep-06
42	American Century Investment Mgmt.	178,600	0.34	63,820.36	Kansas City	29-Sep-06
43	James Investment Research Inc.	178,000	0.34	1,051.79	Xenia	29-Sep-06
44	RiverSource Investments, LLC	171,600	0.33	62,816.76	Minneapolis	29-Nov-06
45	Claymore Advisors, LLC.	170,000	0.33	782.13	Princeton	29-Nov-06
46	AXA Rosenberg Investment Management LLC	168,700	0.32	33,925.01	Orinda	29-Sep-06
47	AQR Capital Management, LLC	168,690	0.32	10,820.17	Greenwich	29-Sep-06
48	Navellier & Associates Inc.	160,000	0.31	4,272.82	Reno	29-Sep-06
49	Quantitative Management Associates, LLC	159,005	0.31	42,540.21	Newark	29-Sep-06
50	Saturna Capital Corporation	151,700	0.29	376.54	Bellingham	29-Sep-06
51	Morgan Stanley & Co. Inc.	149,889	0.29	89,989.02	New York	29-Sep-06
52	Mellon Private Wealth Management	149,500	0.29	118,014.70	Pittsburgh	29-Nov-06
53	HighMark Capital Management Inc.	149,000	0.29	4,717.82	San Francisco	29-Sep-06
54	General Motors Asset Management	146,600	0.28	6,671.88	New York	29-Sep-06
55	Northern Trust Global Investments	143,058	0.28	71,396.43	Chicago	29-Sep-06
56	AIM Management Group, Inc.	141,340	0.27	68,443.88	Houston	29-Sep-06
57	Freeman Associates Investment Management, L.L.C.	135,100	0.26	4,350.69	San Diego	29-Sep-06
58	Van Kampen Asset Management Inc.	133,740	0.26	71,873.90	Houston	29-Sep-06
59	ING Investment Management Co. (CT)	116,160	0.22	26,202.07	Hartford	29-Sep-06
60	Aronson + Johnson + Ortiz, L.P.	113,100	0.22	23,173.47	Philadelphia	29-Sep-06
61	Virginia Retirement System	112,400	0.22	6,846.63	Richmond	29-Sep-06
62	Principal Global Investors (Equity)	111,627	0.21	22,727.55	Des Moines	29-Sep-06
63	INVESCO Capital Management Inc.	108,850	0.21	25,613.27	Atlanta	29-Sep-06
64	Florida State Board of Administration	107,362	0.21	45,701.37	Tallahassee	29-Sep-06
65	Numeric Investors, LLC	104,464	0.2	9,026.44	Cambridge	28-Sep-06
66	Schroder Investment Management Ltd. (SIM)	99,600	0.19	78,967.91	London	29-Sep-06
67	New York State Common Retirement System	99,145	0.19	60,955.22	Albany	29-Sep-06
68	Green Square Capital, L.L.C.	97,870	0.19	321.55	Memphis	29-Sep-06
69	NWD Investments	97,376	0.19	14,850.93	Conshohocken	29-Sep-06

70	WCM Investment Management, Inc.	93,275	0.18	3,355.88	Lake Forest	29-Sep-06
71	The Dreyfus Corporation	92,900	0.18	564.63	New York	29-Nov-06
72	Pennsylvania Public School Employees Retirement Sy	90,600	0.17	14,165.01	Harrisburg	29-Sep-06
73	NISA Investment Advisors, L.L.C.	81,700	0.16	2,862.76	St. Louis	29-Sep-06
74	Pitcairn Investment Management	80,191	0.15	955.23	Jenkintown	29-Sep-06
75	Ohio Public Employees Retirement System	78,636	0.15	33,026.66	Columbus	29-Sep-06
76	AIG Global Investment Group, Inc.	78,291	0.15	22,806.35	New York	29-Sep-06
77	Rydex Investments	72,227	0.14	7,581.45	Rockville	29-Sep-06
78	Texas Permanent School Fund	71,400	0.14	12,862.18	Austin	29-Sep-06
79	National City Corporation	69,830	0.13	23,800.43	Cleveland	29-Sep-06
80	Mutual of America Capital Management Corp.	66,665	0.13	2,458.27	New York	29-Sep-06
81	Munder Capital Management	62,462	0.12	23,051.25	Birmingham	1-Jul-06
82	Charles Schwab Investment Management, Inc.	62,400	0.12	28,407.34	San Francisco	30-Jun-06
83	Northern Trust Company of Connecticut	61,860	0.12	6,271.61	Stamford	29-Sep-06
84	Citigroup Investment Research (US)	58,891	0.11	85,102.12	New York	29-Sep-06
85	GAMCO Investors, Inc.	58,000	0.11	23,747.77	Rye	30-Jun-06
86	Teachers Insurance & Annuity Association	55,391	0.11	9,762.04	New York	29-Sep-06
87	BlackRock Financial Management, Inc. (ML)	54,085	0.1	127,739.56	Plainsboro	29-Sep-06
88	Spark L.P.	53,900	0.1	1,144.19	New York	29-Sep-06
89	Goldman Sachs & Company, Inc.	53,647	0.1	42,142.55	New York	29-Sep-06
90	William Blair & Company, L.L.C.	52,650	0.1	36,521.04	Chicago	29-Sep-06
91	Citadel Investment Group, L.L.C.	51,300	0.1	21,208.88	Chicago	29-Nov-06
92	ProFund Advisors LLC	49,524	0.1	3,357.08	Bethesda	29-Sep-06
93	Wells Fargo Bank, N.A.	46,167	0.09	30,066.04	San Francisco	29-Sep-06
94	Geode Capital Management, L.L.C.	45,609	0.09	52,420.28	Boston	29-Sep-06
95	Millennium Management, L.L.C.	43,073	0.08	9,798.33	New York	28-Sep-06
96	Thrivent Asset Management, LLC	41,900	0.08	14,609.53	Minneapolis	29-Sep-06
97	PanAgora Asset Management Inc.	41,600	0.08	52.33	Boston	29-Sep-06
98	Martingale Asset Management, L.P.	41,100	0.08	4,968.98	Boston	29-Sep-06
99	dit Allianz Dresdner Global Investors	40,000	0.08	52,751.77	Frankfurt	29-Nov-06
100	Mellon Equity Associates, L.L.P.	38,100	0.07	7,706.29	Pittsburgh	29-Nov-06
101	Parametric Portfolio Associates	36,500	0.07	16,614.60	Seattle	29-Sep-06
102	Deutsche Asset Management Americas	35,767	0.07	93,531.62	New York	29-Sep-06
103	Wells Capital Management Inc.	35,030	0.07	37,339.57	San Francisco	29-Sep-06
104	Public Employees' Retirement Association of CO	31,200	0.06	14,860.92	Denver	29-Sep-06
105	AllianceBernstein L.P.	30,430	0.06	326,308.50	New York	29-Sep-06
106	Wexford Capital, L.L.C.	29,400	0.06	988.08	Greenwich	29-Sep-06

107	The Glenmede Trust Company, N.A.	29,200	0.06	6,806.65	Philadelphia	29-Sep-06
108	Barclays Global Investors (UK) Ltd.	28,815	0.06	173,389.77	London	29-Sep-06
109	Kentucky Retirement Systems	27,900	0.05	8,800.54	Frankfort	30-Jun-06
110	Metropolitan Life Insurance Co. (US)	27,300	0.05	13,650.90	Morristown	30-Jun-06
111	CooperNeff Advisors, Inc.	26,398	0.05	15,205.59	King of Prussia	29-Sep-06
112	Frost National Bank	26,200	0.05	2,366.96	San Antonio	29-Sep-06
113	Bear, Stearns & Co. Inc.	24,266	0.05	20,792.25	New York	29-Sep-06
114	MFC Global Investment Management	22,599	0.04	16,848.23	Toronto	29-Sep-06
115	Morgan Stanley Investment Management Ltd. (UK)	21,900	0.04	34,781.36	London	29-Sep-06
116	Great-West Life & Annuity Insurance Company	21,900	0.04	4,575.50	Greenwood Village	30-Jun-06
117	J.P. Morgan Securities Inc.	21,813	0.04	2,617.35	New York	29-Sep-06
118	Kentucky Teachers' Retirement System	21,300	0.04	8,488.81	Frankfort	30-Jun-06
119	Friedman, Billings, Ramsey Investment Management,	20,500	0.04	1,625.65	Arlington	30-Jun-06
120	Goldman Sachs International	20,125	0.04	10,750.66	London	29-Sep-06
121	Protective Life Insurance Co.	20,000	0.04	0	Birmingham	15-May-06
122	Frontier Capital Management Company, LLC	20,000	0.04	5,254.02	Boston	9-Sep-06
123	Flexible Plan Investments, Ltd.	19,628	0.04	225.57	Bloomfield Hills	29-Sep-06
124	Merrill Lynch & Company, Inc.	18,442	0.04	58,509.55	New York	29-Sep-06
125	Caxton Associates, L.L.C.	18,223	0.04	15,670.74	New York	29-Sep-06
126	Oppenheimer Asset Management Inc.	17,800	0.03	2,544.94	New York	29-Sep-06
127	Allstate Investments LLC	15,300	0.03	6,350.54	Northbrook	1-Jul-06
128	Franklin Portfolio Associates, L.L.C.	15,200	0.03	30,017.51	Boston	29-Sep-06
129	Hartford Investment Management Company	15,060	0.03	5,803.13	Hartford	29-Sep-06
130	Lehman Brothers Inc.	14,863	0.03	18,874.20	New York	29-Sep-06
131	Goldman Sachs Clearing & Execution, L.P.	14,838	0.03	2,531.40	New York	29-Sep-06
132	Trillium Asset Management Corp.	13,435	0.03	779.81	Boston	29-Sep-06
133	BNY Asset Management	13,100	0.03	25,495.38	New York	22-Dec-06
134	Evergreen Investment Management Company, LLC	13,041	0.03	54,803.01	Boston	29-Sep-06
135	Grantham, Mayo, Van Otterloo & Co., L.L.C.	13,000	0.03	76,608.03	Boston	29-Sep-06
136	Hanseatic Management Services, Inc.	12,900	0.02	161.34	Albuquerque	29-Sep-06
137	Rochdale Investment Management LLC	12,600	0.02	1,733.57	New York	29-Sep-06
138	Neuberger Berman, LLC	12,350	0.02	81,251.41	New York	29-Sep-06
139	T. Rowe Price Associates, Inc.	11,790	0.02	203,383.69	Baltimore	28-Sep-06
140	Wachovia Securities, LLC	11,604	0.02	13,033.12	Richmond	29-Sep-06
141	Golden Capital Management, L.L.C.	10,800	0.02	2,479.89	Charlotte	29-Sep-06
142	ClearBridge Advisors	10,700	0.02	107,994.78	New York	30-Jun-06
143	FAF Advisors, Inc.	10,534	0.02	36,564.55	Minneapolis	29-Sep-06

144	Sky Financial Group, Inc.	10,000	0.02	7.59	Bowling Green	29-Nov-06
145	PowerShares Capital Management LLC	10,000	0.02	5,893.39	Wheaton	28-Sep-06
146	Kenwood Group, Inc.	10,000	0.02	133.06	Chicago	29-Nov-06
147	Banc of America Securities LLC	9,353	0.02	15,955.02	San Francisco	29-Sep-06
148	U.S. Trust Company N.A.	9,118	0.02	60,762.59	New York	29-Sep-06
149	Compass Bank	8,660	0.02	937.19	Houston	29-Sep-06
150	CIBC Asset Management	8,474	0.02	18,800.08	Montreal	29-Sep-06
151	Victory Capital Management Inc.	7,971	0.02	31,236.81	Cleveland	1-Jul-06
152	Clinton Group, Inc.	7,800	0.02	835.99	New York	29-Sep-06
153	DBS Asset Management Ltd.	6,300	0.01	924.67	Singapore	29-Sep-06
154	Atlantic Trust Private Wealth Management	6,200	0.01	7,469.47	Boston	30-Jun-06
155	Platinum Grove Asset Management	5,500	0.01	671.1	Rye Brook	29-Sep-06
156	Smith Asset Management Group, LP	5,200	0.01	4,527.16	Dallas	29-Sep-06
157	RhumbLine Advisers Corp.	5,170	0.01	12,357.88	Boston	29-Sep-06
158	Capstone Asset Management Company	5,170	0.01	1,488.11	Houston	1-Feb-06
159	Riverview Community Bank ESOP	5,000	0.01	10.45	Vancouver	29-Nov-06
160	Ten Asset Management, Inc.	5,000	0.01	355.89	Encinitas	28-Jun-06
161	RBC Capital Markets (US)	3,954	0.01	2,029.21	Minneapolis	29-Sep-06
162	Summit Investment Partners, L.L.C.	3,281	0.01	692.84	Cincinnati	29-Sep-06
163	Federated Investors, Inc.	2,900	0.01	29,336.00	Pittsburgh	1-Apr-06
164	BPI Gestão de Activos - S.G.F.I.M., S.A.	2,800	0.01	1,348.28	Lisbon	30-Oct-06
165	Schroder Investment Management North America Inc.	2,800	0.01	3,787.61	New York	29-Sep-06
166	HSBC Trinkaus & Burkhardt (International) S.A.	2,530	0	28.29	Luxembourg	29-Sep-06
167	CCM Partners, LP	2,483	0	351.33	San Francisco	29-Sep-06
168	Deutsche Bank Securities Inc.	2,302	0	7,472.61	Baltimore	29-Sep-06
169	Quantlab Capital Management, Ltd.	1,984	0	358.83	Houston	29-Sep-06
170	KeyBanc Capital Markets	1,902	0	2,416.33	Cleveland	29-Sep-06
171	Gradison Asset Management	1,900	0	907.77	Cincinnati	30-Jun-06
172	D. A. Davidson & Company, Inc.	1,796	0	1,016.80	Great Falls	29-Sep-06
173	Placemark Investments, Inc.	1,726	0	2,894.08	Dallas	29-Sep-06
174	Los Angeles Capital Management And Equity Research	1,700	0	3,998.05	Los Angeles	29-Sep-06
175	American Independence Financial Services, LLC	1,536	0	58.72	New York	29-Jun-06
176	Davidson Investment Advisors, Inc.	1,360	0	599.78	Great Falls	29-Sep-06
177	Zacks Investment Management, Inc.	1,348	0	735.61	Chicago	29-Sep-06
178	Comerica, Inc.	1,299	0	4,294.04	Detroit	29-Sep-06
179	Perkins, Wolf, McDonnell & Company, LLC	900	0	9,161.73	Chicago	29-Sep-06
180	TD Asset Management Inc.	750	0	30,698.89	Toronto	29-Sep-06

181	Evnine & Associates, Inc.	600	0	42.8	San Francisco	29-Sep-06
182	Independence Investment, LLC	531	0	7,678.97	Boston	29-Sep-06
183	PNC Advisors	500	0	30,661.66	Philadelphia	29-Sep-06
184	Systematic Financial Management, L.P.	400	0	7,301.36	Teaneck	30-Jun-06
185	Mechanics Bank Investment Management & Trust	320	0	410.51	Richmond	29-Sep-06
186	First Tennessee Bank, N.A.	300	0	639.99	Chattanooga	29-Sep-06
187	Fidelity Management & Research	300	0	744,021.81	Boston	29-Sep-06
188	RBC Capital Partners	300	0	22,081.76	New York	29-Sep-06
189	MDT Advisers	212	0	310.99	Cambridge	1-Apr-06
190	Piper Jaffray & Co.	200	0	10.97	Minneapolis	29-Sep-06
191	Lotsoff Capital Management	129	0	3,433.65	Chicago	29-Sep-06
192	UBS Securities LLC	100	0	50,740.00	New York	29-Sep-06
193	Bartlett & Company	100	0	1,848.77	Cincinnati	30-Jun-06
194	Genworth Financial, Inc.	11	0	2,107.70	Richmond	29-Sep-06
195	Crédit Agricole Asset Management S.A.	10	0	21,616.12	Paris	29-Sep-06
	Subtotal	38,835,897	74.69			
	Total	38,835,897	74.69			
	Number of Holders	195				

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Avista Corporation
Incoming letter dated January 8, 2007

The proposal requests the board to prepare a report on the impact on Avista of certain dams, including an evaluation of Avista's assets that affect Spokane Falls.

There appears to be some basis for your view that Avista may exclude the proposal under rule 14a-8(i)(7), as relating to Avista's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Avista omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Avista relies.

Sincerely,

Ted Yu
Special Counsel

END